OptimumBank Holdings, Inc.



PROFILE

OptimumBank Holdings, Inc. (the "Company") is a bank holding company and the parent company of OptimumBank (the "Bank"), a Florida state chartered commercial bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Bank opened for business on November 1, 2000 and since opening has grown significantly. At December 31, 2007, the Company had total assets of $241.5 million, net loans of $173.3 million, total deposits of $125.0 million and stockholder's equity of $22.2 million. During 2007, the Company had net earnings of $1.7 million, or $.59 and $.57 per basic and diluted share, respectively.

OptimumBank offers real estate lending and retail banking products and services to individuals and businesses in Broward, Miami-Dade and Palm Beach Counties. The Bank also offers internet banking services through its "OptiNet" internet banking website, located at www.optimumbank.com.

OptimumBank Holdings Common Stock is quoted on the NASDAQ Global Market System under the symbol "OPHC."

OptimumBank
Holdings, Inc.

To Our Shareholders,

The 2007 year has been turbulent for banking institutions in the United States. Many institutions reported weakness in their loan and securities portfolios resulting in significant credit write-downs and dramatically lower earnings. Despite all the problems around us, OptimumBank Holdings, Inc. reported a strong year with net income for the year ended December 31, 2007 of $1,741,893, or $.59 per basic and $.57 per diluted share, compared to net income of $1,834,839, or $.62 per basic and $.60 per diluted share, reported for the prior year ended December 31, 2006. Our lending and investing practices have been conservative since opening for business and we have never engaged in sub-prime mortgage lending. With our loan portfolio's overall loan to value ratio at origination of 57%, we are not anticipating the significant loan problems being reported by many other banks.

Our assets as of December 31, 2007 increased to $241.5 million compared to $225.7 million at December 31, 2006, a $15.8 million increase. Our securities portfolio increased to $58.7 million at December 31, 2007 compared to $33.6 million at December 31, 2006. Our net loan portfolio decreased to $173.3 million at December 31, 2007 from $181.8 million at December 31, 2006, due to fewer lending opportunities in our market area.

Recent news reported by the Mortgage Bankers Association noted increased loan delinquency, non-performing asset and foreclosure rates in the mortgage markets. At December 31, 2007, our asset quality remained strong with no loan delinquencies; non-performing loans and foreclosed assets totaled a minimal $245,228 and $78,682, respectively. We are entering 2008 with one of the lowest loan delinquency rates in Florida, attesting to the overall strength of our portfolio.

Our deposits remained relatively stable during 2007. With decreased loan activity during 2007 due to the weak real estate marketplace, total deposits decreased from $129.5 million at December 31, 2006 to $125.0 million at December 31, 2007. Our capital base strengthened in 2007 increasing to $22.2 million at December 31, 2007 from $20.4 million at December 31, 2006. We remain well in excess of all of our regulatory capital requirements and book value per share at December 31, 2007 was $7.48 compared to $6.90 at December 31, 2006.

We are proud that we can report such favorable results especially in light of an unprecedented weak marketplace. Our conservative business philosophies and strategies were validated in 2007 and we will stay on the same path as we enter 2008. Your continued confidence and support is sincerely appreciated.

Yours truly,

Albert J. Finch

Albert J. Finch
Chairman of the Board

Richard L. Browdy

Richard L. Browdy
President

Management's Discussion and Analysis of Financial Condition and Results of Operations.

SELECTED FINANCIAL DATA

At December 31, or for the Year Then Ended
(Dollars in thousands, except per share figures)

	2007	2006	2005	2004	2003
At Year End:					
Cash and cash equivalents	$ 701	1,604	1,154	3,223	539
Securities held to maturity	58,471	33,399	25,618	24,134	16,539
Security available for sale	244	241	243	247	246
Loans, net	173,323	181,878	170,226	128,810	111,320
Loans held for sale	-	-	-	509	1,406
All other assets	8,808	8,581	8,803	7,635	5,129
Total assets	$ 241,547	225,703	206,044	164,558	135,179
Deposit accounts	125,034	129,502	114,064	97,994	80,744
Federal Home Loan Bank advances	56,850	56,550	52,950	37,650	29,500
Other borrowings	28,900	10,950	12,950	5,000	8,750
Junior subordinated debenture	5,155	5,155	5,155	5,155	-
All other liabilities	3,361	3,123	2,515	2,036	1,285
Stockholders' equity	22,247	20,423	18,410	16,723	14,900
Total liabilities and stockholders' equity	$ 241,547	225,703	206,044	164,558	135,179
For the Year:					
Total interest income	16,137	14,191	11,334	8,815	6,516
Total interest expense	9,700	8,063	5,841	4,032	2,986
Net interest income	6,437	6,128	5,493	4,783	3,530
Provision for loan losses	476	265	149	136	204
Net interest income after provision for loan losses	5,961	5,863	5,344	4,647	3,326
Noninterest income	533	628	635	690	323
Noninterest expenses	3,749	3,574	3,396	2,801	2,075
Earnings before income taxes	2,745	2,917	2,583	2,536	1,574
Income taxes	1,003	1,083	982	966	600
Net earnings	$ 1,742	1,834	1,601	1,570	974
Net earnings per share, basic (1)	$ .59	.62	.55	.54	.34
Net earnings per share, diluted (1)	$ .57	.60	.53	.52	.33
Weighted-average number of shares outstanding, basic (1)	2,964,026	2,953,673	2,931,380	2,906,547	2,876,696
Weighted-average number of shares outstanding, diluted (1)	3,033,090	3,079,635	3,044,880	2,997,380	2,936,941
Ratios and Other Data:					
Return on average assets	.73%	.85%	.86%	1.06%	.95%
Return on average equity	8.16%	9.37%	9.09%	10.05%	6.99%
Average equity to average assets	8.96%	9.12%	9.42%	10.53%	13.62%
Net interest margin during the year	2.78%	2.96%	3.08%	3.35%	3.56%
Interest-rate differential during the year	2.34%	2.63%	2.84%	3.05%	3.11%
Net yield on average interest-earning assets	6.96%	6.85%	6.36%	6.18%	6.56%
Noninterest expenses to average assets	1.57%	1.67%	1.82%	1.89%	2.03%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.10	1.08	1.08	1.11	1.15
Nonperforming loans and foreclosed real estate as a percentage of total assets at end of year	0.01%	-	-	2.54%	-
Allowance for loan losses as a percentage of total loans at end of year	.40%	.54%	.46%	.49%	.44%
Total number of banking offices	3	3	3	3	3
Total shares outstanding at end of year (1)	2,972,507	2,961,294	2,936,812	2,921,737	2,881,385
Book value per share at end of year (1)	$ 7.48	6.90	6.27	5.72	5.17

(1) All share and per share amounts have been adjusted to reflect the 5% stock dividends declared in May 2007 and April 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

OptimumBank Holdings, Inc. was formed in 2004 as a Florida corporation to serve as a one-bank holding company for OptimumBank and acquired all of the shares of OptimumBank in May 2004. Our only business is the ownership and operation of OptimumBank. OptimumBank is a Florida chartered bank which opened in November 2000, and its deposits are insured by the FDIC. OptimumBank provides community banking services to individuals and businesses in Broward, Miami-Dade and Palm Beach counties. OptimumBank conducts operations from its Fort Lauderdale headquarters and three branch offices in Fort Lauderdale, Plantation and Deerfield Beach.

At December 31, 2007, our company had total assets of $241.5 million, net loans of $173.3 million, total deposits of $125.0 million and stockholders' equity of $22.2 million. During 2007, our company had net earnings of $1,742,000.

Critical Accounting Policies

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets. One of the most critical accounting policies applied by us is related to the valuation of our loan portfolio.

A variety of estimates impact the carrying value of our loan portfolio including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is one of our most difficult and subjective judgments. The allowance is established and maintained at a level we believe is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are determined by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and direction, changes in the interest rate environment which may impact a borrower's ability to pay, legislation impacting the banking industry and economic conditions specific to the tri-county region we serve in Southeast Florida. Because the calculation of the allowance for loan losses relies on our estimates and judgments relating to inherently uncertain events, results may differ from management's estimates.

The allowance for loan losses is also discussed as part of "Results of Operations" and in Note 3 of Notes to the Consolidated Financial Statements. Our significant accounting policies are discussed in Note 1 of Notes to the Consolidated Financial Statements.

Regulation and Legislation

As a state-chartered commercial bank, the Bank is subject to extensive regulation by the Florida Department of Financial Services and the FDIC. We file reports with the Florida Department and the FDIC concerning our activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Department and the FDIC to monitor our compliance with the various regulatory requirements. The Company is also subject to regulation and examination by the Federal Reserve Board of Governors.

Loan Portfolio, Asset Quality and Credit Risk

Our primary business is making real estate loans. This activity may subject us to potential loan losses, the magnitude of which depends on a variety of economic factors affecting borrowers which are beyond our control. We have instituted detailed loan policies and procedures which include underwriting guidelines to minimize loss exposure. We also have credit review procedures to protect us from avoidable credit losses. We believe our procedures are adequate to insure asset quality and protect against credit risk, but some losses beyond our control will inevitably occur.

The following table sets forth the composition of our loan portfolio:

	At December 31,					
	2007		2006		2005	
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(dollars in thousands)					
Residential real estate	$ 65,908	38.08%	$ 70,868	38.99%	$ 65,016	38.29%
Multi-family real estate	10,275	5.94	10,769	5.93	15,135	8.91
Commercial real estate	75,777	43.78	68,852	37.89	54,286	31.97
Land and construction	21,093	12.19	31,022	17.07	34,760	20.47
Commercial	-	-	-	-	570	.33
Consumer	15	.01	227	.12	43	.03
Total loans	173,068	100.00%	181,738	100.00%	169,810	100.00%
Add (deduct):						
Allowance for loan losses	(692)		(974)		(777)	
Net deferred loan costs discounts	947		1,114		1,193	
Loans, net	$ 173,323		$ 181,878		$ 170,226	

	At December 31,			
	2004		2003	
	Amount	% of Total	Amount	% of Total
	(dollars in thousands)			
Residential real estate	$ 61,070	47.38%	$ 57,797	51.88%
Multi-family real estate	10,853	8.42	10,148	9.11
Commercial real estate	38,064	29.53	26,129	23.45
Land and construction	18,169	14.09	16,783	15.06
Commercial	581	.45	490	.44
Consumer	162	.13	72	.06
Total loans	128,899	100.00%	111,419	100.00%
Add (deduct):				
Allowance for loan losses	(628)		(492)	
Net deferred loan costs discounts	539		393	
Loans, net	$ 128,810		$ 111,320	

The following table sets forth the activity in the allowance for loan losses (in thousands):

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Beginning balance	$ 974	$ 777	$ 628	$ 492	$ 288
Provision for loan losses	476	265	149	136	204
Loans charged off	(758)	(68)	-	-	-
Ending balance	$ 692	$ 974	$ 777	$ 628	$ 492

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. In 2007 and 2006, the charge-offs related to a single-family residential loan. The allowance for loan losses represented .40% and .54% of the total loans outstanding at December 31, 2007 and 2006, respectively.

We evaluate the allowance for loan losses on a regular basis. It is based on our periodic review of the collectibility of the existing loan portfolio in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, we establish an allowance when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

We consider a loan impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors we consider in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. We measure impairment on a loan by loan basis for commercial real estate, land and construction and multi-family real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

We collectively evaluate large groups of smaller balance homogeneous loans for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

The following table sets forth our allowance for loan losses by loan type (dollars in thousands):

Allowance for Loan Losses

	At December 31,					
	2007		2006		2005	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Residential real estate	$ 187	38.08%	$ 400	38.99%	$ 206	38.29%
Multi-family real estate	59	5.94	54	5.93	81	8.91
Commercial real estate	379	43.78	406	37.89	347	31.97
Land and construction	67	12.19	114	17.07	140	20.47
Commercial	-	-	-	-	3	.33
Consumer	-	.01	-	.12	-	.03
Total allowance for loan losses	$ 692	100.00%	$ 974	100.00%	$ 777	100.00%
Allowance for loan losses as a percentage of total loans outstanding	0.40%		0.54%		0.46%	

	At December 31,			
	2004		2003	
	Amount	% of Total Loans	Amount	% of Total Loans
Residential real estate	$ 218	47.38%	$ 202	51.88%
Multi-family real estate	52	8.42	137	9.11
Commercial real estate	240	29.53	60	23.45
Land and construction	115	14.09	93	15.06
Commercial	3	.45	-	.44
Consumer	-	.13	-	.06
Total allowance for loan losses	$ 628	100.00%	$ 492	100.00%
Allowance for loan losses as a percentage of total loans outstanding	0.49%		0.44%	

There were no impaired loans during 2006 or at December 31, 2005 or 2007. During 2007 and 2005, the average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

	Year Ended December 31,	
	2007	2005
Average investment in impaired loans	$ 1,581	$ 844
Interest income recognized on impaired loans	$ 39	$ -
Interest income received on a cash basis on impaired loans	$ 39	$ -

At December 31, 2006, 2005 and 2003, the Company had no nonaccrual loans or loans over 90 days past due still accruing interest. Nonaccrual and past due loans were as follows as of December 31, 2007 and 2004 (in thousands):

	At December 31,	
	2007	2004
Nonaccrual loans	$ 245	$ 3,268
Past ninety days or more, but still accruing interest	$ -	$ -

Liquidity and Capital Resources

Liquidity represents an institution's ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Our ability to respond to the needs of depositors and borrowers and to benefit from investment opportunities is facilitated through liquidity management.

Our primary sources of cash during the year ended December 31, 2007 were from other borrowings of $18.0 million, principal repayments and calls of securities held to maturity of $9.2 million and net repayments of loans of $7.6 million. Cash was used primarily to purchase securities held to maturity totaling $34.2 million and to fund deposit withdrawals of $4.5 million. In order to increase our core deposits, we have priced our deposit rates competitively. We will adjust rates on our deposits to attract or retain deposits as needed. In addition to obtaining funds from depositors in our market area, from time to time we have utilized brokers to obtain deposits outside our market area.

In addition to obtaining funds from depositors, we may borrow funds from other financial institutions. We are a member of the Federal Home Loan Bank of Atlanta, which allows us to borrow funds under a pre-arranged line of credit equal to 40% of the Bank's total assets. As of December 31, 2007, we had $56.9 million in borrowings outstanding from the Federal Home Loan Bank of Atlanta to facilitate loan fundings and manage our asset and liability structure. In addition, we have an unsecured "federal funds" line of credit with Independent Bankers Bank of Florida totaling $6.0 million, none of which was outstanding at December 31, 2007. This credit line is normally used to meet short-term funding demands. At December 31, 2007, we sold securities under an agreement to repurchase totaling $28.9 million. These borrowings are collateralized by securities held to maturity with a carrying value of $33.7 million at December 31, 2007. We believe our liquidity sources are adequate to meet our operating needs.

Securities

Our securities portfolio is comprised primarily of mortgage-backed securities and a mutual fund. The securities portfolio is categorized as either "held to maturity" or "available for sale." Securities held to maturity represent those securities which we have the positive intent and ability to hold to maturity. These securities are carried at amortized cost. Securities available for sale represent those investments which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value and unrealized gains and losses are excluded from earnings and reported in other comprehensive income.

The following table sets forth the amortized cost and fair value of our securities portfolio (in thousands):

	Amortized Cost	Fair Value
At December 31, 2007:		
Securities held to maturity:		
Mortgage-backed securities	$ 58,371	$ 58,017
Foreign bond	100	100
	$ 58,471	$ 58,117
Securities available for sale-		
Mutual fund	$ 250	$ 244
At December 31, 2006:		
Securities held to maturity:		
Mortgage-backed securities	$ 33,299	$ 33,050
Foreign bond	100	100
	$ 33,399	$ 33,150
Securities available for sale-		
Mutual fund	$ 250	$ 241
At December 31, 2005:		
Securities held to maturity-		
Mortgage-backed securities	$ 25,618	$ 25,096
Securities available for sale-		
Mutual fund	$ 250	$ 243

The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio (dollars in thousands):

	Within One Year	After One But Within Five Years	After Five Years Through Ten Years	After Ten Years	Total	Yield
At December 31, 2007:						
Mortgage-backed securities	$ -	$ -	$ -	$ 58,371	$ 58,371	5.59%
Foreign bond	$ -	$ -	$ 100	$ -	$ 100	5.95%
At December 31, 2006:						
Mortgage-backed securities	$ -	$ -	$ -	$ 33,299	$ 33,299	5.01%
Foreign bond	$ -	$ -	$ 100	$ -	$ 100	5.95%
At December 31, 2005:						
Mortgage-backed securities	$ -	$ -	$ -	$ 25,618	$ 25,618	4.49%

Regulatory Capital Adequacy

The Bank is subject to various regulatory capital requirements administered by the Federal and state banking agencies. As of December 31, 2007, the most recent notification from the regulatory authorities categorized our Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed our category.

The following table sets forth for the Bank the amount and the percentage of our actual regulatory capital, regulatory capital for capital adequacy purposes, and the minimum regulatory capital to be well capitalized under the prompt corrective action provisions of the Federal regulations (dollars in thousands).

REGULATORY CAPITAL REQUIREMENTS

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2007:						
Total Capital to Risk-Weighted Assets	$ 27,966	17.95%	$ 12,465	8.00%	$ 15,581	10.00%
Tier I Capital to Risk-Weighted Assets	27,274	17.50	6,232	4.00	9,349	6.00
Tier I Capital to Total Assets	27,274	11.15	9,787	4.00	12,234	5.00
As of December 31, 2006:						
Total Capital to Risk-Weighted Assets	26,334	16.72	12,599	8.00	15,749	10.00
Tier I Capital to Risk-Weighted Assets	25,360	16.10	6,299	4.00	9,449	6.00
Tier I Capital to Total Assets	25,360	11.24	9,026	4.00	11,282	5.00

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2005:						
Total capital to Risk-Weighted assets..............	$ 23,891	16.27%	$ 11,746	8.00%	$ 14,684	10.00%
Tier I Capital to Risk-Weighted Assets............	23,114	15.74	5,874	4.00	8,811	6.00
Tier I Capital to Total Assets................	23,114	11.50	8,040	4.00	10,050	5.00

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest-rate risk inherent in our lending and deposit-taking activities. We do not engage in securities trading or hedging activities and do not invest in interest-rate derivatives or enter into interest rate swaps.

We may utilize financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 8 of Notes to Consolidated Financial Statements.

Our primary objective in managing interest-rate risk is to minimize the potential adverse impact of changes in interest rates on our net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We actively monitor and manage our interest-rate risk exposure by managing our asset and liability structure. However, a sudden and substantial increase in interest rates may adversely impact our earnings, to the extent that the interest-earning assets and interest-bearing liabilities do not change or reprice at the same speed, to the same extent, or on the same basis.

We use modeling techniques to simulate changes in net interest income under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed-rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet.

Asset Liability Management

As part of our asset and liability management, we have emphasized establishing and implementing internal asset-liability decision processes, as well as control procedures to aid in managing our earnings. Management believes that these processes and procedures provide us with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines, which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as the amount of rate sensitive assets less the amount of rate sensitive liabilities divided by total assets. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, our management continues to monitor our assets and liabilities to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Our policies emphasize the origination of adjustable-rate loans, building a stable core deposit base and, to the extent possible, matching deposit maturities with loan repricing timeframes or maturities.

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 2007, that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

GAP MATURITY / REPRICING SCHEDULE

	One Year or Less	More than One Year and Less than Five Years	More than Five Years and Less than Fifteen Years	Over Fifteen Years	Total
Loans (1):					
Residential real estate loans	$ 26,996	$ 34,166	$ 4,746	$ -	$ 65,908
Multi-family real estate loans	5,173	5,102	-	-	10,275
Commercial real estate loans	27,759	47,818	200	-	75,777
Land and construction	9,004	12,089	-	-	21,093
Consumer loans	15	-	-	-	15
Total loans	68,947	99,175	4,946	-	173,068
Federal funds sold	226	-	-	-	226
Securities (2)	1,473	3,693	11,202	42,347	58,715
Federal Home Loan Bank stock	2,965	-	-	-	2,965
Total rate-sensitive assets	73,611	102,868	16,148	42,347	234,974
Deposit accounts (3):					
Money-market deposits	26,760	-	-	-	26,760
Interest-bearing checking deposits	967	-	-	-	967
Savings deposits	475	-	-	-	475
Time deposits	78,100	17,428	-	-	95,528
Total deposits	106,302	17,428	-	-	123,730
Federal Home Loan Bank advances	13,650	43,200	-	-	56,850
Other borrowings	-	28,900	-	-	28,900
Junior subordinated debenture	-	5,155	-	-	5,155
Total rate-sensitive liabilities	119,952	94,683	-	-	214,635
GAP (repricing differences)	$ (46,341)	$ 8,185	$ 16,148	$ 42,347	$ 20,339
Cumulative GAP	$ (46,341)	$ (38,156)	$ (22,008)	$ 20,339	
Cumulative GAP/total assets	(19.19)%	$ (15.80)%	$ (9.11)%	$ 8.42%	

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2) Securities are scheduled through the repricing date.

(3) Money-market, interest-bearing checking and savings deposits are regarded as readily accessible withdrawable accounts. All other time deposits are scheduled through the maturity dates.

The following table sets forth loan maturities by type of loan at December 31, 2007 (in thousands):

	One Year or Less	After One But Within Five Years	After Five Years	Total
Residential real estate	$ 1,401	$ 10,917	$ 53,590	$ 65,908
Multi-family real estate	-	-	10,275	10,275
Commercial real estate	1,720	593	73,464	75,777
Land and construction	3,507	6,044	11,542	21,093
Consumer	15	-	-	15
Total	$ 6,643	$ 17,554	$ 148,871	$ 173,068

The following table sets forth the maturity or repricing of loans by interest type at December 31, 2007 (in thousands):

	One Year or Less	After One But Within Five Years	After Five Years	Total
Fixed interest rate	$ 5,836	$ 8,627	$ 4,946	$ 19,409
Variable interest rate	63,110	90,549	-	153,659
Total	$ 68,946	$ 99,176	$ 4,946	$ 173,068

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells real property subject to a mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage rates.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

We are party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. At December 31, 2007, we had outstanding commitments to originate real estate loans totaling $6.7 million and undisbursed loans in process totaling $250,000. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the consolidated balance sheet. The contractual amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments as we do for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Since certain commitments expire without being drawn upon, the total committed amounts do not necessarily represent future cash requirements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if we deem it necessary in order to extend credit, is based on management's credit evaluation of the counterparty.

The following is a summary of the Bank's contractual obligations, including certain on-balance sheet obligations, at December 31, 2007 (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Federal Home Loan Bank advances	$ 56,850	$ 700	$ 11,000	$ 4,000	$ 41,150
Junior subordinated debenture	5,155	-	5,155	-	-
Other borrowings	28,900	-	-	28,900	-
Operating leases	671	130	390	151	-
Loan commitments	6,665	6,665	-	-	-
Undisbursed loans in process	250	250	-	-	-
Total	$ 98,491	$ 7,745	$ 16,545	$ 33,051	$ 41,150

Deposits

Deposits traditionally are the primary source of funds for our use in lending, making investments and meeting liquidity demands. We have focused on raising time deposits primarily within our market area, which is the tri-county area of Broward, Miami-Dade and Palm Beach counties. However, we offer a variety of deposit products, which we promote within our market area. Net deposits decreased $4.5 million in 2007 and increased $15.4 million in 2006.

We use brokered deposits to facilitate mortgage loan fundings in circumstances when larger than anticipated loan volumes occur and there is limited time to fund the additional loan demand through traditional deposit solicitation. In general, brokered deposits can be obtained in one to three days. The rates paid on these deposits are typically equal to or slightly less than the high end of the interest rates in our market area. Brokered deposits amounted to $7.5 million and $8.3 million as of December 31, 2007 and December 31, 2006, respectively.

The following table displays the distribution of the Bank's deposits at December 31, 2007, 2006 and 2005 (dollars in thousands):

	At December 31,					
	2007		2006		2005	
	Amount	**% of Deposits**	**Amount**	**% of Deposits**	**Amount**	**% of Deposits**
Noninterest-bearing demand deposits	$ 1,304	1.04%	$ 545	.42%	$ 390	.34%
Interest-bearing demand deposits	967	.77	1,780	1.37	2,382	2.09
Money-market deposits	26,760	21.40	23,239	17.95	3,509	3.08
Savings	475	.39	856	.66	1,159	1.01
Subtotal	29,506	23.60	26,420	20.40	7,440	6.52
Time deposits:						
2.00% – 2.99%	$ -	- %	$ 501	.39%	$ 7,201	6.31%
3.00% – 3.99%	11,721	9.37	16,578	12.80	48,410	42.44
4.00% – 4.99%	44,680	35.73	47,282	36.51	47,819	41.92
5.00% – 5.99%	37,801	30.23	38,721	29.90	3,179	2.79
6.00% – 6.99%	1,326	1.07	-	-	-	-
7.00% - 7.99%	-	-	-	-	15	.02
Total time deposits (1)	95,528	76.40	103,082	79.60	106,624	93.48
Total deposits	$ 125,034	100.00%	$ 129,502	100.00%	$ 114,064	100.00%

(1) Included are Individual Retirement Accounts (IRA's) totaling $7,522,000 and $7,791,000 at December 31, 2007 and 2006, respectively, all of which are in the form of time deposits.

Deposits of $100,000 or more, or Jumbo Time Deposits, are generally considered a more unpredictable source of funds. The following table sets forth our maturity distribution of deposits of $100,000 or more at December 31, 2007 and 2006 (in thousands):

	At December 31,	
	2007	2006
Due three months or less	$ 8,033	$ 6,858
Due more than three months to six months	16,616	9,898
More than six months to one year	8,680	8,599
One to five years	5,543	15,544
Total	$ 38,872	$ 40,899

ANALYSIS OF RESULTS OF OPERATIONS

Our profitability depends to a large extent on net interest income, which is the difference between the interest received on earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. Our results of operations are also affected by the provision for loan losses, operating expenses such as salaries and employee benefits, occupancy and other operating expenses including income taxes, and noninterest income such as loan prepayment fees.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Average balances are based on average daily balances (dollars in thousands):

	Years Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:									
Loans	$ 176,679	$ 13,086	7.41%	$ 175,225	$ 12,662	7.23%	$ 145,961	$ 9,928	6.80%
Securities	50,891	2,803	5.51	28,129	1,323	4.70	28,305	1,260	4.45
Other interest-earning assets (1)	4,364	248	5.68	3,851	206	5.35	4,008	146	3.64
Total interest-earning assets/interest income	231,934	16,137	6.96	207,205	14,191	6.85	178,274	11,334	6.36
Cash and due from banks	346			311			211		
Premises and equipment	3,433			4,034			4,113		
Other assets	2,609			3,019			4,383		
Total assets	$ 238,322			$ 214,569			$ 186,981		
Interest-bearing liabilities:									
Savings, NOW and money-market deposits	26,648	1,196	4.49	11,974	390	3.26	7,493	80	1.07
Time deposits	97,269	4,640	4.77	108,448	4,758	4.39	99,236	3,620	3.65
Borrowings (4)	86,089	3,864	4.49	70,614	2,915	4.13	59,050	2,141	3.63
Total interest-bearing liabilities/interest expense	210,006	9,700	4.62	191,036	8,063	4.22	165,779	5,841	3.52
Noninterest-bearing demand deposits	1,684			747			953		
Other liabilities	5,289			3,214			2,640		
Stockholders' equity	21,343			19,572			17,609		
Total liabilities and stockholders' equity	$ 238,322			$ 214,569			$ 186,981		
Net interest income		$ 6,437			$ 6,128			$ 5,493	
Interest rate spread (2)			2.34%			2.63%			2.84%
Net interest margin (3)			2.78%			2.96%			3.08%
Ratio of average interest-earning assets to average interest-bearing liabilities			1.10			1.08			1.08

(1) Includes interest-earning deposits with banks, Federal funds sold and Federal Home Loan Bank stock dividends.
(2) Interest rate spread represents the difference between average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin is net interest income divided by average interest-earning assets.
(4) Includes Federal Home Loan Bank advances, junior subordinated debenture and securities sold under an agreement to repurchase.

RATE/VOLUME ANALYSIS

The following tables set forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume) (in thousands):

	Year Ended December 31, 2007 versus 2006 Increases (Decreases) Due to Change In:			
	Rate	Volume	Rate/ Volume	Total
Interest income:				
Loans	$ 316	$ 105	$ 3	$ 424
Securities	227	1,071	182	1,480
Other interest-earning assets	14	26	2	42
Total interest income	557	1,202	187	1,946
Interest expense:				
Savings, NOW and money-market	148	478	181	807
Time deposits	414	(491)	(42)	(119)
Borrowings	254	638	57	949
Total interest expense	816	625	196	1,637
Net interest income	$(259)	$ 577	$ (9)	$ 309

	Year Ended December 31, 2006 versus 2005 Increases (Decreases) Due to Change In:			
	Rate	Volume	Rate/ Volume	Total
Interest income:				
Loans	$ 620	$ 1,990	$ 124	$ 2,734
Securities	71	(8)	-	63
Other interest-earning assets	70	(7)	(3)	60
Total interest income	761	1,975	121	2,857
Interest expense:				
Savings, NOW and money-market	164	48	98	310
Time deposits	734	336	68	1,138
Borrowings	297	418	59	774
Total interest expense	1,195	802	225	2,222
Net interest income	$ (434)	$ 1,173	$(104)	$ 635

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

General. Net earnings for 2007 were $1.7 million, or $.59 per basic and $.57 per diluted share, $92,000 less than in 2006. The primary factors explaining the decline were a $175,000 increase in noninterest expenses coupled with a $211,000 increase in the provision for loan losses, partially offset by a $309,000 increase in net interest income.

Interest Income. Interest income totaled $16.1 million in 2007, an increase of $1.9 million, or 13.7%. This increase was primarily due to a $22.8 million, or 80.9%, increase in the average securities portfolio balance coupled with an increase in the average yield earned on securities, from 4.7% to 5.51%, resulting in a $1.5 million increase in interest on securities. Interest income on loans increased by 3.4%, or $424 thousand, primarily due to an increase in the average yield earned on loans, from 7.23% to 7.41%.

Interest Expense. Interest expense totaled $9.7 million in 2007, an increase of $1.6 million, or 20.3%, primarily as a result of an increase in the overall cost of interest-bearing liabilities to 4.62% compared to 4.22% a year ago, coupled with a $15.5 million or 21.9% increase in the average balance of borrowings used to fund the company's growth. Average balances in deposit accounts increased only marginally by $3.5 million, or 2.9%, and interest expense on deposit accounts increased by $688,000, or 13.4%, to $5.8 million for 2007.

Provision for Loan Losses. The provision for loan losses in 2007 was $476,000 compared to $265,000 in 2006. The provision for loan losses is charged to earnings as losses are estimated to have occurred in order to bring the total allowance for loan losses to a level deemed appropriate by management. Management's periodic evaluation of the adequacy of the allowance is based upon historical experience, the volume and type of lending conducted by us, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral, loans identified as impaired, general economic conditions, particularly as they relate to our market areas, and other factors related to the estimated collectibility of our loan portfolio. The allowance for loan losses totaled $692,000 or .40% of loans outstanding at December 31, 2007, compared to $974,000, or .54% of loans outstanding at December 31, 2006. Management believes the balance in the allowance for loan losses at December 31, 2007 is adequate.

Noninterest Income. Total noninterest income decreased $95,000, to $533,000 in 2007, from $628,000 in 2006, primarily due to a reduction of $202,000 due to no gains recognized on the payoff of Federal Home Loan Bank advances in 2007, partially offset by a $62,000 increase in litigation settlements and a $44,000 increase in loan prepayment fees.

Noninterest Expenses. Noninterest expenses totaled $3.7 million in 2007, a $175,000 increase from 2006, due primarily to a $59,000 increase in salaries and employee benefits, a $49,000 increase in the FDIC insurance premium, and a $26,000 increase in professional fees, all due to general increases in the cost of services.

Income Taxes. Income taxes for 2007 were $1,003,000 (an effective rate of 36.5%) compared to income taxes of $1,083,000 (an effective rate of 37.1%) for 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

General. Net earnings for 2006 were $1,834,000, or $.62 per basic and $.60 per diluted share, compared to net earnings of $1,601,000 or $.55 per basic and $.53 per diluted share for 2005. This increase in the Company's net earnings was primarily due to an increase in net interest income which was partially offset by an increase in noninterest expenses, all of which were due to the overall growth of the Company.

Interest Income. Interest income increased to $14.2 million for 2006 from $11.3 million in 2005. Interest income on loans increased to $12.7 million due primarily to an increase in the average loan portfolio balance in 2006, and an increase in the average yield earned from 6.80% in 2005 to 7.23% in 2006. Interest on securities increased to $1.3 million due to an increase in the average yield during the year ended December 31, 2006.

Interest Expense. Interest expense on deposit accounts increased to $5.1 million in 2006, from $3.7 million in 2005. Interest expense increased primarily because of an increase in the average balance of deposits and the average rate paid during 2006. Interest expense on borrowings increased to $2.9 million in 2006 from $2.1 million in 2005 primarily due to an increase in the average balance of borrowings.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by us, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to our market areas, and other factors related to the estimated collectibility of our loan portfolio. The provision in 2006 was $265,000 compared to $149,000 for the same period in 2005. Management believes the balance in the allowance for loan losses of $974,000 at December 31, 2006, is adequate.

Noninterest Income. Total noninterest income decreased to $628,000 in 2006, from $635,000 in 2005 primarily as a result of a decrease in prepayment fees collected of $272,000 partially offset by an increase in gains recognized on the payoff of Federal Home Loan Bank advances of $202,000 and a litigation settlement of $93,000 in 2006.

Noninterest Expenses. Total noninterest expenses increased to $3.6 million in 2006 from $3.4 million in 2005, primarily due to an increase in salaries and employee benefits of $318,000 and an increase in professional fees of $85,000 all due to the continued growth of the Company. The increase was partially offset by a decrease in the provision for losses on foreclosed assets of $243,000.

Income Taxes. Income taxes in 2006, were $1,083,000 (an effective rate of 37.1%) compared to income taxes of $982,000 (an effective rate of 38.0%) in 2005.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Selected Quarterly Results

Selected quarterly results of operations for the four quarters ended December 31, 2007 and 2006 are as follows (in thousands, except share amounts):

	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 4,175	$ 4,130	$ 4,005	$ 3,827	$ 3,828	$ 3,621	$ 3,400	$ 3,342
Interest expense	2,531	2,499	2,430	2,240	2,258	2,104	1,881	1,820
Net interest income	1,644	1,631	1,575	1,587	1,570	1,517	1,519	1,522
Provision (credit) for loan losses	(60)	16	209	311	120	12	27	106
Net interest income after provision for loan losses	1,704	1,615	1,366	1,276	1,450	1,505	1,492	1,416
Noninterest income	93	47	159	234	63	108	181	276
Noninterest expense	993	959	905	892	908	890	891	885
Earnings before income taxes	804	703	620	618	605	723	782	807
Net earnings	501	438	387	416	376	451	488	519
Basic earnings per common share	.17	.15	.13	.15	.13	.15	.16	.18
Diluted earnings per common share	.17	.14	.13	.14	.12	.14	.16	.18

QUARTERLY STOCK PRICE INFORMATION

Our common stock currently trades on the NASDAQ Global Market, under the symbol "OPHC." The table below presents the high and low sales prices for the periods indicated.

Year	Quarter	High	Low
2006	First	$ 11.05	$ 9.74
	Second	$ 14.23	$ 10.71
	Third	$ 13.05	$ 10.40
	Fourth	$ 11.00	$ 10.35
2007	First	$ 13.00	$ 8.12
	Second	$ 10.50	$ 8.50
	Third	$ 10.16	$ 6.39
	Fourth	$ 9.00	$ 6.51

We had approximately 594 holders registered or in street name as of December 31, 2007.

We have not paid any cash dividends in the past. We intend that, for the foreseeable future, we will retain earnings to finance continued growth rather than pay cash dividends on our common stock.

As a state chartered bank, the Bank is subject to dividend restrictions set by Florida law and the FDIC. Except with the prior approval of the Florida Department, all dividends of any Florida bank must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, a state-chartered bank in Florida is required to transfer at least 20% of its net income to surplus until its surplus equals the amount of paid-in capital. Under the Federal Deposit Insurance Act, an FDIC-insured institution may not pay any dividend if payment would cause it to become undercapitalized or while it is undercapitalized.

OptimumBank Holdings, Inc.

Audited Consolidated Financial Statements

December 31, 2007 and 2006 and for the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

OptimumBank Holdings, Inc.
Fort Lauderdale, Florida:

We have audited the accompanying consolidated balance sheets of OptimumBank Holdings, Inc. and Subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
March 21, 2008

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands, except share amounts)

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 475	$ 923
Federal funds sold	226	681
Total cash and cash equivalents	701	1,604
Securities held to maturity (fair value of $58,117 and $33,150)	58,471	33,399
Security available for sale	244	241
Loans, net of allowance for loan losses of $692 and $974	173,323	181,878
Federal Home Loan Bank stock	2,965	2,956
Premises and equipment, net	3,249	3,990
Foreclosed assets	79	-
Accrued interest receivable	1,448	1,254
Other assets	1,067	381
Total assets	$ 241,547	$ 225,703
Liabilities and Stockholders' Equity		
Liabilities:		
Noninterest-bearing demand deposits	$ 1,304	$ 545
Savings, NOW and money-market deposits	28,202	25,875
Time deposits	95,528	103,082
Total deposits	125,034	129,502
Federal Home Loan Bank advances	56,850	56,550
Other borrowings	28,900	10,950
Junior subordinated debenture	5,155	5,155
Official checks	2,251	2,463
Other liabilities	1,076	611
Deferred income tax liability	34	49
Total liabilities	219,300	205,280
Commitments and contingencies (Notes 4, 8 and 15)		
Stockholders' equity:		
Common stock, $.01 par value; 6,000,000 shares authorized, 2,972,507 and 2,820,280 shares issued and outstanding	30	28
Additional paid-in capital	17,308	15,930
Retained earnings	4,913	4,474
Accumulated other comprehensive loss	(4)	(9)
Total stockholders' equity	22,247	20,423
Total liabilities and stockholders' equity	$ 241,547	$ 225,703

See Accompanying Notes to Consolidated Financial Statements.

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Earnings
(In thousands, except share amounts)

	Year Ended December 31, 2007	2006
Interest income:		
Loans	$ 13,086	$ 12,662
Securities	2,803	1,323
Other	248	206
Total interest income	16,137	14,191
Interest expense:		
Deposits	5,836	5,148
Borrowings	3,864	2,915
Total interest expense	9,700	8,063
Net interest income	6,437	6,128
Provision for loan losses	476	265
Net interest income after provision for loan losses	5,961	5,863
Noninterest income:		
Service charges and fees	79	69
Loan prepayment fees	294	250
Gain on early extinguishment of debt	-	202
Litigation settlement	155	93
Other	5	14
Total noninterest income	533	628
Noninterest expenses:		
Salaries and employee benefits	2,061	2,002
Occupancy and equipment	662	646
Data processing	171	172
Professional fees	280	254
Insurance	59	67
Stationary and supplies	39	36
Other	477	397
Total noninterest expenses	3,749	3,574
Earnings before income taxes	2,745	2,917
Income taxes	1,003	1,083
Net earnings	$ 1,742	$ 1,834
Net earnings per share:		
Basic	$ .59	$ .62
Diluted	$ .57	$ .60

See Accompanying Notes to Consolidated Financial Statements.

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2007 and 2006

(Dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balance at December 31, 2005	2,663,775	$ 27	$ 14,141	$ 4,249	$ (7)	$ 18,410
Proceeds from sale of common stock	1,277	-	14	-	-	14
Proceeds from exercise of common stock options including tax benefit of $37	21,150	-	167	-	-	167
5% stock dividend	134,078	1	1,608	(1,609)	-	-
Comprehensive income:						
Net earnings	-	-	-	1,834	-	1,834
Net change in unrealized loss on security available for sale, net of tax	-	-	-	-	(2)	(2)
Comprehensive income						1,832
Balance at December 31, 2006	2,820,280	$ 28	$ 15,930	$ 4,474	$ (9)	$ 20,423
Proceeds from sale of common stock	4,172	-	37	-	-	37
Proceeds from exercise of common stock options	7,166	-	41	-	-	41
5% stock dividend (fractional shares paid in cash)	140,889	2	1,300	(1,303)	-	(1)
Comprehensive income:						
Net earnings	-	-	-	1,742	-	1,742
Net change in unrealized loss on security available for sale, net of tax	-	-	-	-	5	5
Comprehensive income						1,747
Balance at December 31, 2007	2,972,507	$ 30	$ 17,308	$ 4,913	$ (4)	$ 22,247

See Accompanying Notes to Consolidated Financial Statements.

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,	
	2007	2006
Cash flows from operating activities:		
Net earnings	$ 1,742	$ 1,834
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	225	237
Provision for loan losses	476	265
Gain on early extinguishment of debt	-	(202)
Deferred income tax benefit	(13)	(138)
Net amortization of fees, premiums and discounts	372	635
Increase in accrued interest receivable	(194)	(224)
(Increase) decrease in other assets	(686)	606
Increase in official checks and other liabilities	253	746
Net cash provided by operating activities	2,175	3,759
Cash flows from investing activities:		
Purchases of securities held to maturity	(34,206)	(12,038)
Principal repayments and calls of securities held to maturity	9,193	3,967
Net decrease (increase) in loans	7,569	(12,262)
Sale (purchase) of premises and equipment, net	516	(153)
Purchase of Federal Home Loan Bank stock	(9)	(244)
Net cash used in investing activities	(16,937)	(20,730)
Cash flows from financing activities:		
Net (decrease) increase in deposits	(4,468)	15,438
Net increase (decrease) in other borrowings	17,950	(2,000)
Proceeds from sale of common stock	37	14
Proceeds from Federal Home Loan Bank advances	11,300	18,802
Repayment of Federal Home Loan Bank advances	(11,000)	(15,000)
Proceeds from exercise of common stock options	41	130
Tax benefit associated with exercise of common stock options	-	37
Fractional shares of stock dividend paid in cash	(1)	-
Net cash provided by financing activities	13,859	17,421
Net (decrease) increase in cash and cash equivalents	(903)	450
Cash and cash equivalents at beginning of the year	1,604	1,154
Cash and cash equivalents at end of the year	$ 701	$ 1,604

(continued)

OPTIMUMBANK HOLDINGS, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued
(In thousands)

	Year Ended December 31,	
	2007	2006
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 9,697	$ 8,050
Income taxes	$ 1,014	$ 1,033
Noncash transactions:		
Change in accumulated other comprehensive income, net change in unrealized loss on security available for sale, net of tax	$ 5	$ (2)
Common stock dividend	$ 1,302	$ 1,609
Loan reclassified to foreclosed assets	$ 79	$ -

See Accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

Organization. OptimumBank Holdings, Inc. (the "Holding Company") is a one-bank holding company and owns 100% of OptimumBank (the "Bank"), a state (Florida)-chartered commercial bank (collectively, the "Company"). The Holding Company's only business is the operation of the Bank. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its three banking offices located in Broward County, Florida.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following summarizes the more significant of these policies and practices:

Use of Estimates. In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

The Company is required by law or regulation to maintain cash reserves in the form of vault cash or in accounts with other banks. There were no reserve balances required at December 31, 2007 and 2006.

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held to maturity securities are those which management has the positive intent and ability to hold to maturity and are reported at amortized cost. Available for sale securities consist of securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax on available for sale securities are reported as a net amount in accumulated other comprehensive loss in stockholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment fees, and loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loans are lower than the carrying value of those loans. The general component covers all other loans and is based on historical loss experience adjusted for qualitative factors.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial real estate, land and construction and multi-family real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Foreclosed Assets. Assets repossessed or acquired by foreclosure or deed in lieu of foreclosure are carried at the lower of estimated fair value or the balance of the loan on the assets at date of acquisition. Costs relating to the development and improvement of assets are capitalized, whereas those relating to holding the assets are charged to expense. Valuations are periodically performed by management and losses are charged to earnings if the carrying value of the assets exceeds its estimated fair value.

Premises and Equipment. Land is stated at cost. Buildings and improvements, furniture, fixtures, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset or lease term, if shorter.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Preferred Securities of Unconsolidated Subsidiary Trust. On September 30, 2004, the Company acquired the common stock of OptimumBank Holdings Capital Trust I ("Issuer Trust"), an unconsolidated subsidiary trust. The Issuer Trust used the proceeds from the issuance of $5,000,000 of its preferred securities to third-party investors and common stock to acquire a $5,155,000 debenture issued by the Company. This debenture and certain capitalized costs associated with the issuance of the preferred stock comprise the Issuer Trust's only assets and the interest payments from the debentures finance the distributions paid on the preferred securities. The Company recorded the debenture in "Junior Subordinated Debenture" and its equity interest in the business trust in "Other Assets" on the consolidated balance sheets.

The Company has entered into agreements which, taken collectively, fully and unconditionally guarantee the preferred securities of the Issuer Trust subject to the terms of the guarantee.

The debenture held by the Issuer Trust currently qualifies as Tier I capital for the Company under Federal Reserve Board guidelines.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

The Holding Company and the Bank file a consolidated income tax return. Income taxes are allocated proportionately to the Holding Company and subsidiary as though separate income tax returns were filed.

Advertising. The Company expenses all media advertising as incurred. Media advertising expense included in other in the accompanying consolidated statements of earnings was approximately $40,000 and $32,000 during the years ended December 31, 2007 and 2006, respectively.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, *Accounting for Stock-Based Compensation* (as amended by SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure*) (collectively SFAS 123) and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). At December 31, 2005, all outstanding options had vested.

Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. All amounts reflect the 5% stock dividends declared in May 2007 and April 2006. Earnings per common share have been computed based on the following:

	Year Ended December 31,	
	2007	2006
Weighted-average number of common shares outstanding used to calculate basic earnings per common share	2,964,026	2,953,673
Effect of dilutive stock options	69,064	125,962
Weighted-average number of common shares outstanding used to calculate diluted earnings per common share	3,033,090	3,079,635

The following options were excluded from the calculation of EPS due to the exercise price being above the average market price:

	Number Outstanding	Exercise Price	Expire
For the year ended December 31, 2007:			
Options	254,678	$10.00-12.49	2014-2015

Off-Balance-Sheet Financial Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock. Fair value of the Company's investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank Advances, Junior Subordinated Debenture and Other Borrowings. Fair values of Federal Home Loan Bank advances, junior subordinated debenture and other borrowings which consist of securities sold under an agreement to repurchase are estimated using discounted cash flow analysis based on the Company's current incremental borrowings rates for similar types of borrowings.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net earnings, are components of comprehensive income. The only component of other comprehensive income is the net change in unrealized loss on securities available for sale for the years ended December 31, 2007 and 2006.

Recent Pronouncements. In September 2006, Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for the Company as of January 1, 2008. Management is in the process of evaluating the impact of SFAS 157 and does not anticipate it will have any effect on the Company's consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 provides the Company with an option to report selected financial assets and liabilities at fair value. This statement is effective for the Company as of January 1, 2008. Management is in the process of evaluating the impact of SFAS 159 and does not anticipate it will have any effect on the Company's consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder's fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred. Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have any current effect on the Company's consolidated financial condition or results of operations.

(continued)

(2) Securities

Securities have been classified according to management's intent. The carrying amount of securities and approximate fair values are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2007:				
Securities Held to Maturity:				
Mortgage-backed securities	$ 58,371	$ 229	$(583)	$ 58,017
State of Israel bond	100	-	-	100
	$ 58,471	$ 229	$(583)	$ 58,117
Security Available for Sale-				
Mutual fund	$ 250	$ -	$ (6)	$ 244
At December 31, 2006:				
Securities Held to Maturity:				
Mortgage-backed securities	$ 33,299	$ 272	$(521)	$ 33,050
State of Israel bond	100	-	-	100
	$ 33,399	$ 272	$(521)	$ 33,150
Security Available for Sale-				
Mutual fund	$ 250	$ -	$ (9)	$ 241

There were no securities sold during the years ended December 31, 2007 or 2006.

Securities with gross unrealized losses at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities held to maturity-				
Mortgage-backed securities	$(291)	$ 25,298	$(292)	$ 15,412
Security available for sale-				
Mutual fund	$ -	$ -	$ (6)	$ 244

(continued)

(2) Securities, Continued

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities held to maturity were caused by market changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to market changes and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,	
	2007	2006
Residential real estate	$ 65,908	$ 70,868
Multi-family real estate	10,275	10,769
Commercial real estate	75,777	68,852
Land and construction	21,093	31,022
Consumer	15	227
Total loans	173,068	181,738
Add (deduct):		
Net deferred loan fees, costs and premiums	970	1,163
Loan discounts	(23)	(49)
Allowance for loan losses	(692)	(974)
Loans, net	$ 173,323	$ 181,878

(continued)

(3) Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31, 2007	2006
Beginning balance	$ 974	$ 777
Charge-offs	(758)	(68)
Provision for loan losses	476	265
Ending balance	$ 692	$ 974

There were no impaired loans during 2006 or at December 31, 2007. During 2007, the average net investment in impaired loans and interest income recognized and received on impaired loans is as follows (in thousands):

Average investment in impaired loans	$ 1,581
Interest income recognized on impaired loans	$ 39
Interest income received on impaired loans	$ 39

At December 31, 2006, the Company had no nonaccrual loans or loans over 90 days past due still accruing interest. Nonaccrual and past due loans were as follows as of December 31, 2007 (in thousands):

Nonaccrual loans	$ 245
Past due ninety days or more, but still accruing interest	$ -

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31, 2007	2006
Land	$ 1,171	$ 1,371
Buildings and improvements	1,940	2,336
Furniture, fixtures and equipment	987	896
Leasehold improvements	114	111
Total, at cost	4,212	4,714
Less accumulated depreciation and amortization	(963)	(724)
Premises and equipment, net	$ 3,249	$ 3,990

(continued)

(4) Premises and Equipment, Continued

On February 1, 2007, the Company entered into a sale/leaseback transaction for its Galt Ocean Mile branch facility. No gain or loss was recognized on this transaction.

The Company currently leases two branch facilities under operating leases. One lease contains renewal options and requires the Company to pay an allowable share of common area maintenance and real estate taxes. The other lease only requires the Company to pay real estate taxes. Rent expense under operating leases during the years ended December 31, 2007 and 2006 was $119,000 and $70,000 respectively. At December 31, 2007, the future minimum lease payments are approximately as follows (in thousands):

Year Ending	Amount
2008	$ 130
2009	130
2010	130
2011	130
2012	81
Thereafter	70
	$ 671

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $38.9 million and $40.9 million at December 31, 2007 and 2006, respectively.

A schedule of maturities of time deposits at December 31, 2007 follows (in thousands):

Year Ending December 31,	Amount
2008	$ 78,100
2009	10,961
2010	5,555
2011	801
2012	111
	$ 95,528

(continued)

(6) Federal Home Loan Bank Advances and Junior Subordinated Debenture

The maturities and interest rates on the Federal Home Loan Bank ("FHLB") advances were as follows (dollars in thousands):

Maturity Year Ending December 31,	Call Date	Interest Rate	At December 31, 2007	2006
Daily	-	4.40% [a]	$ 700	$ 2,500
2007	-	3.48	-	2,500
2007	-	3.70	-	2,000
2009	-	4.92	1,000	1,000
2009	-	4.99	5,000	5,000
2009	-	4.95	5,000	-
2012	2009	4.75	4,000	-
2013	2008	3.42	2,000	2,000
2013	2008	3.09	3,000	3,000
2013	2008	2.80	1,950	1,950
2013	2008	2.56	3,000	3,000
2013	2008	3.44	3,000	3,000
2014	2007	3.14	-	4,000
2014	2009	3.64	8,000	8,000
2016	2009	4.51	5,000	5,000
2016	2009	4.65	8,000	8,000
2016	2009	4.44	5,600	5,600
2017	2009	4.38	1,600	-
			$ 56,850	$ 56,550

[a] Adjusts daily

Certain of the above advances are callable by the FHLB at the dates indicated.

At December 31, 2007 and 2006, the FHLB advances were collateralized by a blanket lien on qualifying residential one-to-four family mortgage loans, commercial and multi-family real estate loans and all of the Company's Federal Home Loan Bank stock.

During 2006, the Company repaid $15,000,000 of FHLB advances early resulting in a gain of $202,000.

On September 30, 2004, the Company issued a $5,155,000 junior subordinated debenture to an unconsolidated subsidiary. The debenture has a term of thirty years. The interest rate is fixed at 6.4% for the first five years, and thereafter, the coupon rate will float quarterly at the three-month LIBOR rate plus 2.45%. The junior subordinated debenture, due in 2034, is redeemable in certain circumstances after October 2009.

(continued)

(7) Other Borrowings

Other borrowings consist of securities sold under an agreement to repurchase. The securities sold under the agreement to repurchase were delivered to the broker-dealer who arranged the transactions. Information concerning the securities sold under an agreement to repurchase is summarized as follows (dollars in thousands):

	Year Ended December 31,	
	2007	2006
Balance at year end	$ 28,900	$ 10,950
Average balance during the year	$ 26,971	$ 12,756
Average interest rate during the year	4.72%	4.41%
Maximum month-end balance during the year	$ 31,900	$ 12,950
Securities held to maturity pledged as collateral	$ 33,675	$ 15,352

The maturities and interest rates on securities sold under an agreement to repurchase are as follows (dollars in thousands):

Maturing Year Ended December 31,	Interest Rate	At December 31, 2007	At December 31, 2006
2007	4.02%	$ -	$ 5,350
2007	4.85%	-	3,000
2007	5.32%	-	2,600
2012	4.60%	6,000	-
2012	4.63%	4,500	-
2012	4.69%	8,000	-
2012	4.71%	4,600	-
2012	4.64%	5,800	-
		$ 28,900	$ 10,950

At December 31, 2007, the Company also had $6 million available under a line of credit with its correspondent bank. There were no amounts outstanding in connection with this agreement at December 31, 2007.

(continued)

(8) Financial Instruments

The estimated fair values of the Company's financial instruments were as follows (in thousands):

	At December 31, 2007		At December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 701	$ 701	$ 1,604	$ 1,604
Securities held to maturity	58,471	58,117	33,399	33,150
Security available for sale	244	244	241	241
Loans	173,323	172,860	181,878	181,688
Federal Home Loan Bank stock	2,965	2,965	2,956	2,956
Accrued interest receivable	1,448	1,448	1,254	1,254
Financial liabilities:				
Deposit liabilities	125,034	125,134	129,502	129,059
Federal Home Loan Bank advances	56,850	56,346	56,550	54,178
Other borrowings	28,900	29,317	10,950	10,887
Junior subordinated debenture	5,155	5,083	5,155	5,086
Off-balance sheet financial instruments	-	-	-	-

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit, is based on management's credit evaluation of the counterparty.

(continued)

(8) Financial Instruments, Continued

Commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company's financial instruments with off-balance-sheet risk at December 31, 2007 follows (in thousands):

	Contract Amount
Undisbursed loans in process	$ 250
Commitments to extend credit	$ 6,665

(9) Credit Risk

The Company grants the majority of its loans to borrowers throughout Broward and portions of Palm Beach and Miami-Dade Counties, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Broward, Palm Beach and Miami-Dade Counties, Florida.

(10) Income Taxes

Income taxes consisted of the following (in thousands):

	Year Ended December 31,	
	2007	2006
Current:		
Federal	$ 866	$ 1,041
State	150	180
Total current	1,016	1,221
Deferred:		
Federal	(10)	(118)
State	(3)	(20)
Total deferred	(13)	(138)
Total	$ 1,003	$ 1,083

(continued)

(10) Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (dollars in thousands):

	Year Ended December 31,			
	2007		2006	
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Income taxes at statutory rate	$ 933	34.0%	$ 992	34.0%
Increase (decrease) resulting from:				
State taxes, net of Federal tax benefit	97	3.5	106	3.6
Other	(27)	(1.0)	(15)	(.5)
	$ 1,003	36.5%	$ 1,083	37.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,	
	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 186	$ 282
Unrealized loss on security available for sale	2	-
Deferred tax assets	188	282
Deferred tax liabilities:		
Loan costs	(39)	(49)
Accrual to cash adjustment	(62)	(123)
Premises and equipment	(104)	(142)
Other	(17)	(17)
Deferred tax liabilities	(222)	(331)
Net deferred income tax liability	$ (34)	$ (49)

(11) Related Party Transactions

The Company has entered into transactions with its executive officers, directors and their affiliates in the ordinary course of business. There were loans to related parties at December 31, 2007 and 2006 of approximately $3,810,000 and $2,243,000, respectively. At December 31, 2007 and 2006, these same related parties had approximately $1,436,000 and $1,931,000, respectively, on deposit with the Company.

(continued)

(12) Stock-Based Compensation

The Company established an Incentive Stock Option Plan (the "Plan") for officers, directors and employees of the Company and reserved 544,840 (amended) shares of common stock for the plan. Both incentive stock options and nonqualified stock options may be granted under the plan. The exercise price of the stock options is determined by the board of directors at the time of grant, but cannot be less than the fair market value of the common stock on the date of grant. The options vest over three and five years. However, the Company's board of directors authorized the immediate vesting of all stock options outstanding as of December 29, 2005 in order to reduce noncash compensation expense that would have been recorded in its consolidated statements of earnings in future years upon adoption of SFAS 123(R) in January 2006. The options must be exercised within ten years from the date of grant. At December 31, 2007, 13,561 options were available for grant.

A summary of the activity in the Company's stock option plan is as follows. All option amounts reflect the 5% stock dividends declared in May 2007 and April 2006. The Board of Directors did not adjust the exercise price of the stock options outstanding to reflect the 5% stock dividends (dollars in thousands, except share amounts):

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	521,484	$ 7.98		
Exercised	(21,150)	6.45		
Forfeited	(9,702)	9.67		
Outstanding at December 31, 2006	490,632	8.04		
Exercised	(7,166)	5.67		
Forfeited	(3,859)	10.00		
Outstanding and exercisable at December 31, 2007	479,607	$ 8.06	5.7 years	$ 226

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $16,675 and $106,734, respectively, and the tax benefit relating to the stock options exercised in 2006 was $37,000. There was no tax benefit recognized in 2007.

(continued)

(12) Stock-Based Compensation, Continued

Effective January 1, 2002, the Board of Directors adopted a nonemployee director compensation and stock purchase plan under which each outside director is required to purchase Company stock with compensation for board meetings at a price no less than fair market value. A total of 15,941 shares (as adjusted to reflect the 5% stock dividends declared in May 2007 and April 2006) have been authorized for issuance to outside directors under this plan. A total of 4,172 and 1,277 shares of common stock were issued to outside directors under this plan during the years ended December 31, 2007 and 2006, respectively. A total of 5,300 shares were available for issuance at December 31, 2007. This plan was terminated effective January 1, 2008.

(13) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
As of December 31, 2007:						
Total Capital to Risk-Weighted Assets	$ 27,966	17.95%	$ 12,465	8.00%	$ 15,581	10.00%
Tier I Capital to Risk-Weighted Assets	27,274	17.50	6,232	4.00	9,349	6.00
Tier I Capital to Total Assets	27,274	11.15	9,787	4.00	12,234	5.00

(continued)

(13) Regulatory Matters, Continued

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
As of December 31, 2006:						
Total Capital to Risk-Weighted Assets............	26,334	16.72	12,599	8.00	15,749	10.00
Tier I Capital to Risk-Weighted Assets............	25,360	16.10	6,299	4.00	9,449	6.00
Tier I Capital to Total Assets...............	25,360	11.24	9,026	4.00	11,282	5.00

(14) Dividends

The Company is limited in the amount of cash dividends that may be paid. Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company. The amount of cash dividends that may be paid by the Bank to the Holding Company is based on the Bank's net earnings of the current year combined with the Bank's retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Company must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividend which the Company could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(15) Contingencies

Various claims also arise from time to time in the normal course of business. In the opinion of management, none have occurred that will have a material effect on the Company's consolidated financial statements.

(16) Simple IRA

The Company has a Simple IRA Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to the first 3% of an employee's compensation contributed to the Plan. Matching contributions vest to the employee immediately. For the years ended December 31, 2007 and 2006, expense attributable to the Plan amounted to $42,333 and $42,205, respectively.

(continued)

(17) Holding Company Financial Information

The Holding Company's unconsolidated financial information as of December 31, 2007 and 2006 and for the years then ended follows (in thousands):

Condensed Balance Sheets

	At December 31,	
	2007	2006
Assets		
Cash	$ 13	$ 75
Investment in subsidiary	27,270	25,351
Other assets	218	255
Total assets	$ 27,501	$ 25,681
Liabilities and Stockholders' Equity		
Other liabilities	$ 99	$ 103
Junior subordinated debenture	5,155	5,155
Stockholders' equity	22,247	20,423
Total liabilities and stockholders' equity	$ 27,501	$ 25,681

Condensed Statements of Earnings

	Year Ended December 31,	
	2007	2006
Earnings of subsidiary	$ 2,011	$ 2,102
Interest expense	(320)	(320)
Other expense	(111)	(109)
Earnings before income tax benefit	1,580	1,673
Income tax benefit	(162)	(161)
Net earnings	$ 1,742	$ 1,834

(continued)

(17) Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31, 2007	2006
Cash flows from operating activities:		
Net earnings	$ 1,742	$ 1,834
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:		
Equity in undistributed earnings of subsidiary	(2,011)	(2,102)
Decrease in other assets	37	264
(Decrease) increase in accrued other liabilities	(4)	7
Net cash (used in) provided by operating activities	(236)	3
Cash flow from investing activities:		
Dividend from subsidiary	175	-
Investment in subsidiary	(78)	(144)
Net cash provided by (used in) investing activities	97	(144)
Cash flows from financing activities:		
Proceeds from sale of common stock	37	14
Proceeds from exercise of common stock options	41	130
Tax benefit associated with exercise of stock options	-	37
Fractional shares of stock dividend paid in cash	(1)	-
Net cash provided by financing activities	77	181
Net (decrease) increase in cash	(62)	40
Cash at beginning of the year	75	35
Cash at end of year	$ 13	$ 75
Noncash transactions:		
Change in accumulated other comprehensive loss of subsidiary, net change in unrealized loss on security available for sale, net of tax	$ 5	$ (2)
Common stock dividend	$ 1,302	$ 1,609

Holding Company and Bank Board of Directors

Albert J. Finch
*Chairman of the Board**

Richard L. Browdy
*President**

Michael Bedzow
President, Groupe Pacific

Sam Borek
Managing Partner, Law Offices of Borek & Goldhirsh

Irving P. Cohen
Of Counsel, Thompson, Hine, LLP

Gordon Deckelbaum
President, Premier Developers

H. David Krinsky
President, Maxim Properties

Wendy Mitchler
Attorney at Law

Larry Willis
Vice President, Annette Willis Insurance Agency

* Holding Company and Bank Officers

OptimumBank Officers

Albert J. Finch
Chief Executive Officer

Richard L. Browdy
President, COO, CFO

Thomas A. Procelli
Executive Vice President, Administration

Jenny Brown
Vice President, Loan Servicing

Lisa Corr
Vice President, Lending and Compliance

Cheryl L. Folino
Vice President, Branch Manager-Plantation

Seth Goldstein
Vice President, Information Systems

Gary Newman
Vice President, Controller

Sally Reimer
Vice President, Branch Manager-Deerfield Beach

Lesile M. Stone
Vice President, BSA Officer

Michel Vogel
Vice President, Lending

Offices

Executive, Lending and Administration
2477 E. Commercial Boulevard
Fort Lauderdale, FL 33308
954 776-2332

Main Office-Plantation
10197 Cleary Boulevard
Plantation, FL 33324
954 452-9501

Galt Ocean Mile
3524 N. Ocean Boulevard
Ft. Lauderdale, FL 33308
954 566-7316

Deerfield Beach
2215 W. Hillsboro Boulevard
Deerfield Beach, FL 33442
954 570-8525

Corporate Information

Independent Accountants
Hacker, Johnson & Smith PA
500 North Westshore Blvd, Suite 1000
Tampa, FL 33609

Registrar and Transfer Agent
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

Form 10-KSB
Copies of the Bank's 10-KSB Report may be requested without charge by mail at the main office, by e-mail at info@optimumbank.com or by telephone 888 991-2265. It is also available at www.optimumbank.com

2007

OptimumBank

2477 East Commercial Boulevard
Fort Lauderdale, FL 33308
Phone: 954.776.2332
Fax: 954.776.2281

END